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                                                                    EXHIBIT 32.1

                      JOINT CO-CEO/CFO CERTIFICATE REQUIRED

                       PURSUANT TO 18 U.S.C. SECTION 1350

     Each of the undersigned, the Co-Chief Executive Officers and the Chief Financial Officer of Coolbrands International Inc. (the "Company"), hereby certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Company's report on Form 40-F for the fiscal year ended August 31, 2003, (the "Annual Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 21, 2004


                                               /s/ David J. Stein
                                               ---------------------------------
                                               David J. Stein
                                               Co-Chief Executive Officer


                                               /s/ Richard E. Smith
                                               ---------------------------------
                                               Richard E. Smith
                                               Co-Chief Executive Officer


                                               /s/ Gary P. Stevens
                                               ---------------------------------
                                               Gary P. Stevens
                                               Chief Financial Officer